[redacted]

09057841

SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67171

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NY Credit Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 East 53rd Street, 55th Floor
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Edward J. Santoro (212) 792-7887
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

PROCESSED
MAR 12 2009
THOMSON REUTERS

SEC Mail Processing
FEB 23 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

OATH OR AFFIRMATION

I, Edward J. Santoro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NY Credit Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE D. ARAPAKIS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AR6147175
Qualified in New York County
My Commission Expires May 30, 2010

Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

NY CREDIT SECURITIES, LLC

December 31, 2008

GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Members of
NY Credit Securities, LLC

We have audited the accompanying statement of financial condition of NY Credit Securities, LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NY Credit Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note E, since inception, the Company has not had any operating activities. It is dependent on its members for financing. Also, as discussed in Note G, in February 2009 the Company circulated a certificate of cancellation and a notice of dissolution to its members. It is the Company's intention to cease operations and dissolve upon receiving approval from a majority of its members. The majority owner of the Company, BRK Management, LLC, has filed a petition with the probate court to approve the appointment of an executor for BRK Management, LLC. Once the probate court has acted upon the petition, the Company believes it will be able to obtain necessary approvals from its members to commence dissolution and file for withdrawal as a broker-dealer from FINRA.

Grant Thornton LLP

New York, New York
February 18, 2009

NY Credit Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

Assets	
Cash	$11,525
Total assets	$11,525
Members' equity	$11,525

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2008

NOTE A - ORGANIZATION

NY Credit Securities, LLC (the "Company") is a limited liability company established in the state of Delaware. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. The Company received FINRA approval on May 17, 2006, to commence business as a broker-dealer engaged in the private placement of securities. The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from rule 15c3-3 of the Securities Exchange Act of 1934.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Presentation*

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

2. *Cash*

Cash consists of cash in bank, which is primarily held at one financial institution and at times may exceed federally insured limits.

3. *Use of Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

NOTE C - INCOME TAXES

The Company is not subject to U.S. federal or state income taxes. Such taxes are the responsibility of the individual members. However, certain aspects of the Company's business are subject to New York City's unincorporated business tax. For the year ended December 31, 2008, the Company did not incur such tax.

At December 31, 2008, the Company had carryforward losses of approximately $267,882, which may be used to offset any future local taxable income through 2028. The Company's deferred tax asset of $10,715 at December 31, 2008, relating to such net operating loss benefit, has been fully reserved with an allowance, as management has determined that it is more likely than not that the benefit will not be realized.

NOTE D - MEMBER'S EQUITY

For the year ended December 31, 2008, the Company received $83,089 in transfers from its members.

NOTE E - RELATED PARTY TRANSACTIONS

The Company and NY Credit Advisors, LLC ("Advisors") are owned by similar members with different ownership interests. Advisors will assist the Company in operating its business by providing advisory services through a management agreement. Under the agreement, the Company will pay a management fee to reimburse Advisors for a portion of overhead and office expenses. This fee is only payable if the Company has sufficient revenue to cover the applicable expenses; otherwise, such fee payable shall be forgiven by Advisors and will be considered capital contributions. The Company generated no operating revenue for the year ended December 31, 2008, and, therefore, the management fee was forgiven in the form of a capital contribution.

Since inception, the Company has not had any operating activities. It is dependent on its members for financing.

NOTE F - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, NY Credit Securities, LLC is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2008, the Company had net capital of $11,525, which was $6,525 above its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2008.

NOTE G - SUBSEQUENT EVENTS

In February 2009, the Company circulated a certificate of cancellation and a notice of dissolution to its members. It is the Company's intention to cease operations and dissolve upon receiving approval from a majority of its members. The majority owner of the Company, BRK Management, LLC, has filed a petition with the probate court to approve the appointment of an executor for BRK Management, LLC. Once the probate court has acted upon the petition, the Company believes it will be able to obtain necessary approvals from its members to commence dissolution and file for withdrawal as a broker-dealer from FINRA.

END